PLYMOUTH ROCK ANNOUNCES CLOSING OF

NON-BROKERED PRIVATE PLACEMENT FINANCING

Plymouth, Massachusetts - August 9, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing threat detection and unmanned technologies, today announced it has completed its previously announced non-brokered private placement by the issuance of 5,750,000 units (the "Units") at a price of $0.40 per Unit for aggregate gross proceeds of $2,300,000.00 (the "Offering").  Each Unit is comprised of one (1) common share and one (1) common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $0.50 for five (5) years from closing of the Offering.

The Company announced a financing of 5,000,000 Units for aggregate gross proceeds of $2,000,000.00 on June 7, 2021. Due to strong demand, the financing was oversubscribed.

Finders' fees in the aggregate of $63,700.00 and 325,500 finders' b-warrants were paid on a portion of the Offering.  Each finder's b-warrant entitles the holder to purchase one additional common share at a price of $0.50 for five (5) years from closing of the Offering.  In addition, 166,250 Units (the "Finder's Units") were issued to a finder in lieu of finders fees.

The Units, Finders Units, common shares, share purchase warrants, finders' b-warrants and shares issued upon exercise of the share purchase warrants and / or the finders' b-warrants are subject to a four month hold period, expiring December 9, 2021.

The net proceeds of the private placement will be used for the Tetra Drones acquisition cost, ongoing research and development and for the commercialization of PRT's technologies, and for working general capital.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-774-404-7685

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward - looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.